

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

<u>Via E-mail</u>
Ms. Dafna Gruber
Chief Financial Officer
NICE-Systems Ltd.
22 Zarchin Street, P.O. Box 690
Ra'anana 43107, Israel

> **Re:** **NICE-Systems Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No. 000-27466**

Dear Ms. Gruber:

We have reviewed your letter dated October 22, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 26, 2013.

<u>Form 20-F for the Fiscal Year Ended December 31, 2012</u>

<u>Operating and Financial Review and Prospects</u>

<u>Critical Accounting Policies</u>

<u>Impairment of Long-Lived Assets, page 61</u>

1. We note in your response to prior comment 1 you state that there are not any specific events and/or changes in circumstances specified with regard to your Financial Crime and Compliance unit, as the potential events and/or changes in circumstances that could be expected to adversely affect the key assumptions used in the determination of estimated fair value of this reporting unit are applicable to the Company as a whole. However, we note that your disclosure states that based on a qualitative assessment, you concluded that

it is more likely than not that the fair value of this reporting unit is less than its carrying amount. Please clarify the qualitative factors that you considered in making this determination, including the underlying reasons for changes in key assumptions, and tell us what consideration you gave to disclosing this information.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant